Consent of Expert

We hereby consent to the use of and reference to our name and opinion in the prospectus supplement dated May 14, 2021 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (File No. 333-237887), as amended, filed by Metalla Royalty & Streaming Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the "Act").

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by section 7 of the Act.

Very truly yours,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP
May 14, 2021
Vancouver, Canada